

Mail Stop 3561

December 29, 2006

By Facsimile and U.S. Mail

Mr. Terry Hanson
Chief Financial Officer
MGE Energy, Inc.
133 South Blair Street
Madison, WI 53703

>   **Re: MGE Energy, Inc.**
>   **Madison Gas and Electric Company**
>   **Form 10-K for the year ended December 31, 2005**
>   **Filed March 8, 2006**
>   **File No. 49965 and 1125**

Dear Mr. Hanson:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

10-K for the year ended December 31, 2005

General

1. In order to facilitate this review and reduce the number of comments we have not issued multiple comments for issues that may be applicable to more than one registrant referenced above in this letter. To the extent any comment applies to more than one registrant, please address the comment individually for each separate registrant.

Electric Utility Operations

2. We noted that 47.7% of your 2005 electric revenues came from commercial customers. Please explain to us if any one customer in particular comprised a material amount of revenue.

Nonregulated Energy Operations

3. Note 8 to your financial statements indicates that MGE Power West Campus is owned *indirectly* by MGE Energy and it appears that MGE consolidates MGE Power West Campus and appropriately reflects the minority interest for the portion of MGE Energy's earnings in MGE Power West Campus. You also indicate University of Wisconsin at Madison owns an interest in the project. In this regard, we note that MGE Energy and MGE are consolidating MGE Power West Campus, although we do not see any minority interest reflected on MGE Energy's Statements of Income. Please clarify what interest the University of Wisconsin holds in the project and how earnings are shared among the owners. Also, please explain the business purpose for structuring facility leases among MGE and an indirectly owned project of MGE Energy, namely MGE Power West Campus.

4. Please explain how you evaluated the facility leases of WCCF and the Elm Road interests under SFAS no 13. Please summarize for us the structure of the leases (including all parties involved), the financial terms of the facility leases and how you are accounting for any rent reductions that may be present. We note in your section entitled general to your MD&A discussion and note 2 to your financial statements that you are consolidating both the cogeneration project of WCCF and your 8.33% ownership interests in MGE Power Elm Road. Please provide to us your detailed FIN 46 analysis for each project.

MGE

5. You indicate that dividend payments by MGE to MGE Energy are subject to restrictions arising under a PSCW rate order and, to a lesser degree, MGE's First Mortgage Bonds. Please describe the nature of the restrictions on the ability of the subsidiaries to transfer funds to the holding company. Further, disclose the amount of retained earnings or net income restricted. See Rule 4-08 of Regulation S-X. In this regard, please tell us what consideration you gave to providing Schedule I and the related disclosures set forth in Rule 12-04 of Regulation S-X.

Consolidated Balance Sheets

6. Please explain in detail why the balance of unbilled revenues was larger relative to that of trade receivables for 2004 versus 2005. Please also explain why unbilled revenues constitute 30-34% of total receivables.

1. Summary of Significant Accounting Policies

7. Prospectively disclose and explain to us how you account for costs associated with planned major maintenance activities regarding your generation facilities. Please refer to FASB Staff Position, "Accounting for Planned Major Maintenance Activities," – FSP AUG AIR-1, which was posted on September 8, 2006.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter with your responses to our comments and provide any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Mr. Terry Hanson
MGE Energy, Inc.
Page 4

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Robert Babula, Staff Accountant, at (202) 551-3339 or, in his absence, to the undersigned at (202) 551-3841.

Sincerely,

Michael Moran
Branch Chief Accountant